UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AirMedia Group Inc. (the “Company”) announced that Beijing AirMedia Shengshi Advertising Co., Ltd., a variable interest entity of the Company (“AM Shengshi”), had served a legal letter, dated June 29, 2016 (the “Legal Letter”), on Beijing Longde Wenchuang Equity Investment Fund (Limited Partnership) (“Longde Wenchuang”) and Beijing Cultural Center Construction and Development Fund (Limited Partnership) (“Culture Center”) to challenge the proposed transfers by Longde Wenchuang and Cultural Center of their equity interests in AirMedia Group Co., Ltd. (“AM Advertising”) to Shanghai Golden Bridge InfoTech Co., Ltd. (stock code: 603918), a PRC company with its shares listed on the Shanghai Stock Exchange (“Golden Bridge”). As of the date of the Legal Letter, AM Shengshi held 24.84% of the equity interests in AM Advertising. Longde Wenchuang and Culture Center held 28.57% and 46.43%, respectively, of the equity interests in AM Advertising. On June 14, 2016, Longde Wenchuang and Culture Center entered into an equity interest transfer agreement with Golden Bridge to transfer 75% equity interests in AM Advertising to Golden Bridge in consideration for shares in Golden Bridge (the “Transfer”). Neither of Longde Wenchuang and Culture Center sought consent from AM Shengshi with respect to the Transfer in accordance with the provisions of the Company Law of the People’s Republic of China (the “Company Law”). In the Legal Letter, AM Shengshi challenges the validity of the Transfer on the ground that it violated the statutory right of first refusal of AM Shengshi under the Company Law. As of the date of this current report on form 6-K, AM Shengshi has not received any response to the Legal Letter.

The Company also announced that Mr. Xiaoya Zhang, a former shareholder of AM Advertising and AM Shengshi, had initiated legal proceedings against Mr. Qing Xu, a director and the executive president of the Company, with respect to the transfers by Mr. Zhang of his equity interests in those two companies to Mr. Xu. In November 2015, AM Advertising received an equity interest transfer agreement (the “AM Advertising SPA”), dated November 28, 2015, by and between Mr. Xiaoya Zhang and Mr. Qing Xu, pursuant to which Mr. Zhang agrees to transfer 0.0085% equity interests in AM Advertising to Mr. Xu for RMB82,944 (the “AM Advertising Equity Transfer”). The AM Advertising Equity Transfer was completed in December 2015. In December 2015, AM Shengshi received an equity interest transfer agreement (the “AM Shengshi SPA”), dated December 4, 2015, by and between Mr. Xiaoya Zhang and Mr. Qing Xu, pursuant to which Mr. Zhang agrees to transfer 8.2% equity interests in AM Shengshi to Mr. Xu for RMB82,000 (the “AM Shengshi Equity Transfer”). The AM Shengshi Equity Transfer was completed in December 2015. In February 2016, Mr. Zhang initiated legal proceedings in a court in China against Mr. Xu, challenging the authenticity of his signatures to the AM Advertising SPA and the AM Shengshi SPA and consequently the validity of both the AM Advertising Equity Transfer and AM Shengshi Equity Transfer. None of the Company, AM Advertising or AM Shengshi is a party to the AM Adverting SPA or the AM Shengshi SPA. As of the date of this current report on form 6-K, none of the Company, AM Advertising or AM Shengshi is named as a party in those legal proceedings. However, due to the uncertainty of the outcome of these proceedings, there is no assurance that they will not result in material adverse effect on the Company, substantial costs by the Company and/or the diversion of its resources and management attention.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: July 7, 2016